Exhibit 99.2

Deutsche Bank
General Meeting 2016
Information on Agenda Item 1 and Shareholders’ Rights
Passion to Perform

1.	Information on Item 1 pursuant to § 124a sentence 1 No. 2 Stock Corporation Act (AktG)

Pursuant to §§ 172, 173 Stock Corporation Act, voting on Item 1 is not provided for as the Supervisory Board has approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board, thus the Annual Financial Statements have been established. § 175 (1) sentence 1 Stock Corporation Act merely stipulates that the Management Board convene the General Meeting for the purpose (inter alia) of accepting the established Annual Financial Statements and Management Report as well as for voting on the appropriation of distributable profit (presented for resolution under Item 2) and, in the case of a parent company, also for the purpose of accepting the Consolidated Financial Statements and Management Report as approved by the Supervisory Board. The special case pursuant to § 173 Stock Corporation Act, according to which the General Meeting would be entrusted with establishing the Annual Financial Statements if the Management Board and Supervisory Board decide this, also does not apply. The Management Board and Supervisory Board have not taken such a resolution, rather they have each approved the Annual Financial Statements.

2.	Information pursuant to § 121 (3) No. 3 Stock Corporation Act on shareholders’ rights in accordance with § 122 (2), § 126 (1), § 127 and § 131 (1) Stock Corporation Act

The convening of the General Meeting includes details on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) Stock Corporation Act, which – pursuant to § 121 (3) No. 3 Stock Corporation Act – are largely limited to the deadlines for exercising these rights. The following information is intended for further clarification purposes.

a)	Requests for additions to the Agenda in accordance with § 122 (2) Stock Corporation Act

Pursuant to § 122 (2) Stock Corporation Act, shareholders whose aggregate shareholdings represent one-twentieth of the share capital or the proportionate amount of €500,000 (the latter corresponds to 195,313 shares) may request that items be placed on the Agenda and published. Each new item of the Agenda must also include a reason or a resolution proposal. Requests must be addressed in writing (§ 126 German Civil Code) to the Management Board of the company and received by the company at least 30 days before the General Meeting; the day of the General Meeting and the day of receipt are not included in this calculation. Based on this, the last possible date for the receipt of requests is Monday, April 18, 2016. Requests received after this date will not be considered. The address of the Management Board is as follows:

Deutsche Bank Aktiengesellschaft Management Board 60262 Frankfurt am Main, Germany

Each requestor must provide proof that for at least three months prior to the date of the General Meeting (according to the requestor-friendly interpretation of the ambiguous reference this is based on) he has held the required minimum number of shares (see § 142 (2) sentence 2 Stock Corporation Act in conjunction with § 122 (1) sentence 3 and (2) sentence 1 Stock Corporation Act). It is noted that, based on a divergent opinion, the requestor must have held the required minimum number of shares for at least three months as of the date the request for additions to the Agenda is received (and must provide proof of this). To ascertain the deadline, the days are counted back, whereby the day of the General Meeting is not included (see § 121 (7) Stock Corporation Act).

Based on this, the shares must have been held since February 19, 2016, 0:00 a.m., at the latest. It is necessary and also sufficient for each requestor to also provide proof that he has still held the minimum number of shares at least until the day he submits the request. Based on divergent opinions, the minimum number of shares must be held until the decision by the court or until the General Meeting is conducted. For the purposes of proof, it is sufficient to provide the entry in the share register or an equivalent note of confirmation issued by the institution where the securities account is held. A claim to the transfer of ownership vis-à-vis a credit institution, financial services provider or an enterprise operating pursuant to § 53 (1) sentence 1 or § 53b (1) sentence 1 or (7) of the German Banking Act is considered to be the same as ownership. The period during which the share was owned by a predecessor in title shall be attributed to the shareholder, provided that he has acquired the share without consideration, from his fiduciary, as a successor in title by operation of law, in connection with the dissolution of a community of interests or as a result of a transfer of assets in accordance with § 13 of the Insurance Supervision Act or § 14 of the Building and Loan Associations Act (see § 70 Stock Corporation Act).

Additional agenda items that are to be published – if they have not already been published upon convening the meeting – will be published in the Bundesanzeiger without delay after the company receives them and forwarded for publication to other such media that can be expected to distribute the information throughout the European Union. Furthermore, without delay after receipt by the company, the additional agenda items will be made accessible on the website www.db.com/general-meeting and announced to all shareholders.

Below is the wording of the regulations of the Stock Corporation Act upon which this shareholder right is based:

§ 122 (1) and (2) Calling of a meeting at the request of a minority1

(1)	The general meeting shall be called if shareholders whose aggregate shareholdings equal or exceed one-twentieth of the share capital, demand such meeting in writing, stating the purpose of and reasons for such a meeting; such demand shall be addressed to the management board. The articles may provide that the right to demand a general meeting shall require another form or the holding of a lower proportion of the share capital. § 142 (2) sentence 2 shall apply accordingly.

(2)	In the same manner, shareholders whose aggregate shareholdings amount to one-twentieth of the share capital or represent an amount of the share capital corresponding to 500,000 euros, may demand that items are placed on the agenda and published. Each new item shall be accompanied by an explanation or a resolution proposal. The demand in the sense of sentence 1 shall be provided to the company at least 24 days, in the case of listed companies at least 30 days, prior to the meeting; the day of receipt shall not be included in this calculation.

[1]	§ 122 Stock Corporation Act has been amended by the act amending the Stock Corporation Act (Stock Corporation Law Amendment 2016) dated December 22, 2015 (Bundesgesetzblatt I, p. 2565). Pursuant to § 26h (4) of the Introductory Act to the Stock Corporation Act, the amended version applies for the first time to convocation and supplement requests which are received by the company on June 1, 2016. Hence, § 122 Stock Corporation Act applies to this year’s Annual General Meeting of Deutsche Bank Aktiengesellschaft still in its former version as set forth in excerpts above.

§ 142 (2) Appointment of special auditors

(of relevance here is sentence 2 as left in its original context within section 2)

(2)	1If the general meeting rejects a proposal to appoint special auditors to audit any matter relating to the formation of the company or the management of the company’s business affairs within the last five years upon petition by shareholders whose aggregate holdings at the time of filing petition equal or exceed one percent of the share capital or amount to at least 100,000 euros, the court shall appoint special auditors, provided that facts exist which give reason to suspect that improprieties or gross breaches of the law or the articles have occurred in connection with such matter; this also applies to matters within the last ten years if the company was listed on an exchange at the time of the matter. 2The petitioners must furnish evidence that they have been the holders of the shares for at least three months prior to the date of the general meeting and will continue to hold the shares until a decision on the petition is rendered. 3§ 149 shall apply accordingly to agreements that are concluded in order to avoid such special audit.

b)	Shareholders’ counterproposals and election proposals pursuant to § 126 (1) and § 127 Stock Corporation Act

Shareholders may file proposals on individual Agenda Items (see § 126 Stock Corporation Act). They may also submit proposals regarding the election of Supervisory Board members or auditors, provided such elections are on the Agenda (see § 127 Stock Corporation Act).

Every shareholder has the right during the General Meeting to submit counterproposals on the various Agenda Items even without a previous submission to the company. The same applies to the submission of election proposals. This right is derived from § 124 (4) sentence 2 Stock Corporation Act. In accordance with this, no publication is required for resolutions to be taken on proposals submitted on Agenda Items.

According to § 126 and § 127 Stock Corporation Act, every shareholder is entitled to have his counterproposal or election proposal made accessible to the persons listed in § 125 (1) to (3) Stock Corporation Act based on the requirements stipulated therein. If shareholders wish for these to be made accessible, counterproposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft Investor Relations 60262 Frankfurt am Main, Germany e-mail: db.ir@db.com Telefax: +49 69 910 38591

Counterproposals or election proposals that are addressed differently will not be considered. Counterproposals must stipulate a reason; this does not apply to election proposals (however, they should contain, if they are to be made publicly available, the information specified in § 124 (3) sentence 4 and § 125 (1) sentence 5 Stock Corporation Act).

Counterproposals within the meaning of § 126 Stock Corporation Act and election proposals within the meaning of § 127 Stock Corporation Act will be published along with any comments by management on the website www.db.com/general-meeting, together with the name of the shareholder and, in the case of counterproposals, the reasons, provided these are received by the company at least 14 days before the

General Meeting, whereby the day of receipt and the day of the General Meeting are not to be counted. Based on this, the last possible date for the receipt of proposals is Wednesday, May 4, 2016. There is no obligation to publish counterproposals and election proposals – even when the aforementioned deadlines have been met – for the cases laid down in § 126 (2) Stock Corporation Act, and additionally for election proposals in case of § 127 sentence 3 Stock Corporation Act. The Management Board must publish shareholders’ proposals for the election of Supervisory Board members – if the conditions specified above are fulfilled – along with the following information:

•	notice of the requirements of § 96 (2) Stock Corporation Act,

•	information on whether the joint fulfilment of the quotas was contested in accordance with § 96 (2) sentence 3 Stock Corporation Act, and

•	information on how many positions on the Supervisory Board must be filled by women and men respectively in order to fulfil the minimum quota requirements pursuant to § 96 (2) sentence 1 Stock Corporation Act.

Counterproposals and election proposals from shareholders – irrespective of whether they have been published or not – can only be voted on if they are submitted during the course of the General Meeting.

Below is the wording of the regulations of the Stock Corporation Act upon which these shareholders’ rights are based and which also set out the requirements under which it is possible to refrain from publishing counterproposals and election proposals:

§ 126 Proposals by shareholders

(1)	Proposals by shareholders together with the shareholder’s name, the grounds and any position taken by the management shall be made available to the persons entitled pursuant to § 125 (1) to (3) under the conditions stated therein if at least 14 days before the meeting the shareholder sends to the address indicated in the notice convening the meeting a counterproposal regarding a proposal of the management board and supervisory board as to an item on the agenda. The date of receipt shall not be taken into account. In the case of listed companies, publishing shall be via the company’s website. § 125 (3) shall apply correspondingly.

(2)	A counterproposal and the grounds for this need not be published if

1.	the management board would by reason of such communication become criminally liable;

2.	the counterproposal would result in a resolution of the general meeting which would be illegal or would violate the articles of association;

3.	the grounds contain statements which are manifestly false or misleading in material respects or which are libellous;

4.	a counterproposal of such shareholder based on the same facts has already been published with respect to a general meeting of the company pursuant to § 125;

5.	the same counterproposal of such shareholder on essentially identical grounds has already been published pursuant to § 125 to at least two general meetings of the company within the past five years and at such general meetings less than one-twentieth of the share of capital represented has voted in favour of such counterproposal;

6.	the shareholder indicates that he will neither attend nor be represented at the general meeting; or

7.	within the past two years at two general meetings the shareholder has failed to make or cause to be made on his behalf a counterproposal communicated by him.

The statement of the grounds need not be published if its total length is more than 5,000 characters.

(3)	If several shareholders make counterproposals for resolution in respect to the same subject matter, the management board may combine such counterproposals and the respective statements of the grounds.

§ 127 Election proposals by shareholders

§ 126 shall apply analogously to a proposal by a shareholder for the election of a member of the supervisory board or external auditors. The election proposal need not be supported by the grounds for this. The management board also need not publish such election proposal if it fails to contain the details required by § 124 (3) sentence 4 and § 125 (1) sentence 5. For the election of Supervisory Board members of listed corporations that are subject to the Co-Determination Act, the Coal and Steel Co-Determination Act or the Supplemental Co-Determination Act, the Management Board shall provide the following information:

1. notice of the requirements of § 96 (2),

2. information on whether the joint fulfilment of the quotas was contested in accordance with § 96 (2) sentence 3 Stock Corporation Act, and

3. information on how many positions on the Supervisory Board must be filled by women and men respectively in order to fulfil the minimum quota requirements pursuant to § 96 (2) sentence 1 Stock Corporation Act.

§ 124 (3) sentence 4 (Publication of requests for supplements; proposals for resolutions)

The proposal for the election of members of the supervisory board or auditors shall state their name, profession and place of residence.

§ 125 (1) sentences 1 and 5, (2) sentence 1, (3) (Communications to shareholders and supervisory board members)

(1)	[1]The management board shall, at least 21 days before the meeting, announce the convening of the meeting to those credit institutions and shareholders’ associations which had exercised voting rights on behalf of shareholders in the preceding general meeting or which have requested such communication. … [5]In the case of listed companies, any proposal for the election of supervisory board members must be accompanied by details on their membership in other supervisory boards whose establishment is required by law; details on membership in comparable domestic and foreign controlling bodies of economic enterprises should also be provided.

(2)	[1]The management board shall provide the same information to shareholders who make such request or are registered as shareholders in the company’s share register at the beginning of the 14th day before the meeting. …

(3)	Each member of the supervisory board may request that the management board send the same communications to him.

c)	Shareholders’ right to obtain information pursuant to § 131 (1) Stock Corporation Act

Pursuant to § 131 (1) Stock Corporation Act, during the General Meeting, every shareholder has, upon verbal request, a right to information from the Management Board about company matters, including the company’s legal and business relations with an affiliated company, the situation of the group and the companies listed in the Consolidated Financial Statements, insofar as the information is required for a proper evaluation of the relevant matter on the Agenda and a right to refuse to provide the information does not exist. Rights to refuse to provide information are stipulated in § 131 (3) Stock Corporation Act.

The information must comply with the principles of conscientious and accurate accounting. Pursuant to § 19 (2) sentence 2 of the Articles of Association, the Chairman of the General Meeting may determine appropriate time restrictions on the shareholders’ right to pose questions and speak; he may also stipulate an appropriate total time for speaking and posing questions during the General Meeting, either in general or for individual speakers.

The wording of the regulations of the Stock Corporation Act which these shareholders’ rights are based on and which also set out the requirements under which it is possible to refrain from providing information is given below, along with the provision in the Articles of Association on the restrictions on speaking time and time available for speaking and posing questions:

§ 131 Right of shareholders to information

(1)	Each shareholder shall upon request be provided with information at the general meeting by the management board regarding the company’s affairs, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda. The duty to provide information shall also extend to the company’s legal and business relations with any affiliated enterprise. If a company makes use of the simplified procedure pursuant to § 266 (1) sentence 3, § 276 or § 288 of the Commercial Code, each shareholder may request that the annual financial statements be presented to him at the general meeting on such annual financial statements in the form which he would have had without such simplified procedure. The duty of the management board of a parent company (§ 290 (1) and (2) of the Commercial Code) to provide information in the general meeting to which the consolidated financial statements and group management report are submitted shall extend to the general situation of the group and the companies included in the consolidated financial statements.

(2)	The information provided shall comply with the principles of conscientious and accurate accounting. The articles or the rules of procedure pursuant to § 129 may authorize the chairman of the meeting to limit the time for questions and speaking of shareholders as appropriate and to lay down general rules thereon.

(3)	The management board may refuse to provide information

1.	to the extent that providing such information is, according to sound business judgement, likely to cause material damage to the company or an affiliated enterprise;

2.	to the extent that such information relates to tax valuations or the amount of certain taxes;

3.	with regard to the difference between the value at which items are shown on the annual balance sheet and the higher market value of such items, unless the general meeting is to approve the annual financial statements;

4.	with regard to the methods of accounting and valuation, if disclosure of such methods in the notes suffices to provide a true and fair view of the company’s assets, financial position and results of operations within the meaning of § 264 (2) of the Commercial Code; the foregoing shall not apply if the general meeting is to approve the annual financial statements;

5.	if provision thereof would render the management board criminally liable;

6.	if in the case of a credit institution or financial services institution information about the applied accounting and valuation methods or calculations made in the annual financial statements, the management report, the consolidated annual financial statement or the group’s management report need not be given;

7.	if the information is continuously available on the company’s website at least seven days prior to the general meeting as well as at all times during the meeting.

The provision of information may not be denied for other reasons.

(4)	If information has been provided outside a general meeting to a shareholder by reason of his status as a shareholder, such information shall upon request be provided to any other shareholder at the general meeting, even if such information is not necessary to permit a proper evaluation of an item on the agenda. The management board may not refuse to provide such information on the grounds of (3) sentence 1 Nos.1 to 4. Sentences 1 and 2 shall not apply if a subsidiary (§ 290 (1), (2) of the Commercial Code), a cooperative enterprise (§ 310 (1) of the Commercial Code) or an affiliate (§ 311 (1) of the Commercial Code) provides the information to a parent company (§ 290 (1), (2) of the Commercial Code) for the purpose of inclusion in the consolidated annual financial statements of the parent company and the information is required for this purpose.

(5)	A shareholder who has been denied information may request that his question and the reason for which the information was denied be recorded in the minutes of the meeting.

§ 19 (2) sentence 2 Articles of Association

In the course of the General Meeting he [the Chairman of the Meeting] may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers.